Filed pursuant to
Rule 424(B)(3)
Registration Nos.
333-124121

[LOGO]

FNB FINANCIAL SERVICES, LP

OFFER TO EXCHANGE

$350,000,000 PRINCIPAL AMOUNT OF ITS SUBORDINATED NOTES
FOR ANY AND ALL OUTSTANDING SUBORDINATED NOTES OF F.N.B. CORPORATION

The exchange agent for the exchange offer is:

REGENCY FINANCE COMPANY
and its wholly-owned subsidiary,
CITIZENS FINANCIAL SERVICES, INC.,

BY MAIL, HAND OR OVERNIGHT COURIER
TO THE ADMINISTRATIVE OFFICES OF REGENCY FINANCE COMPANY LOCATED AT:
3320 EAST STATE STREET
HERMITAGE, PENNSYLVANIA 16148
(724) 983-3453
OR TO ANY OF THE OTHER OFFICES OF THE EXCHANGE AGENT

The exchange offer will expire at 5:00 p.m.,
New York City time, on March 1, 2006, unless extended.

     FNB Financial Services, LP is offering to exchange its subordinated notes for currently outstanding, corresponding subordinated notes of F.N.B. Corporation (“FNB”). Each new note is similar to the corresponding outstanding note of FNB, except that the new notes are issued by FNB Financial Services, LP, an indirect wholly-owned subsidiary of FNB, and are fully and unconditionally guaranteed by FNB. Also, FNB Financial Services, LP may redeem each series of the new notes in whole or in part, pro rata, by lot or in any other equitable fashion, while each series of the outstanding notes issued prior to Series 2003 are not partially redeemable by FNB, and each series of the Series 2003 outstanding notes may be partially redeemed only pro rata. Current interest rates will be provided in a prospectus supplement. Because the interest rates on daily notes may change on a monthly basis, holders of outstanding daily notes are also encouraged to check current rates by calling or visiting any office of Regency Finance Company or Citizens Financial Services, Inc. FNB is no longer offering outstanding notes, and reserves the right to redeem outstanding notes which are not exchanged for corresponding notes of FNB Financial Services, LP.

     The principal features of the exchange offer are as follows:

•	This prospectus, together with the letter of transmittal accompanying this prospectus, is first being sent on or about August 19, 2005, to all holders of outstanding notes known to us.

•	We expect to promptly exchange all outstanding notes that are validly tendered prior to the expiration of the exchange offer. You should read the section called “The Exchange Offer” for information on how to exchange outstanding notes for corresponding new notes.

•	We believe that the exchange of outstanding notes will not be a taxable event for U.S. Federal Income Tax purposes. See “Material United States Federal Income Tax Considerations” for more information.

•	We will not receive any proceeds from the exchange offer.

•	The exchange offer is subject to certain conditions, including that it not violate applicable law, and that no stop order against the registration statements of which this prospectus is a part be pending or threatened.

•	There is no trading market for either the new notes or the outstanding notes.

Before exchanging outstanding notes for corresponding new notes, you should carefully consider the “Risk Factors” described beginning on page 7 of this prospectus.

FNB FINANCIAL SERVICES, LP
$350,000,000 of New Notes

New Term Notes, Series 2005		New Daily Notes, Series 2005		New Special Daily Notes, Series 2005
Available terms:	3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84 and 120 months	term:	The new daily notes have no set term, and are payable on demand.	term:	The new special daily notes have no set term, and are payable on demand.

Minimum Purchase:	$500	Minimum Purchase:	$50	Minimum Purchase:	We may establish minimum purchase requirements from time to time — see the prospectus supplement.

Interest:	We will establish the interest rate applicable for the term when you purchase the new term note — see the prospectus supplement for current rates. You will have different interest payment options, depending on the term of your new term note.	Interest:	The initial interest rate will be set when you purchase the new daily note, and will be subject to adjustment monthly —see the prospectus supplement for current rates. Interest is accrued daily, compounded quarterly and is paid when you redeem the new daily note.	Interest:	The initial interest rate will be set when you purchase the new special daily note, and will be subject to adjustment monthly — see the prospectus supplement for current rates. Interest is accrued daily, compounded quarterly and is paid when you redeem the new special daily note.

Automatic Renewal and Redemption:	At maturity, your new term note will automatically renew for an identical term at the then-applicable interest rate. Before the maturity of a new term note, we will send you a renewal notice / redemption election and any applicable prospectus supplement or amendment, and you may timely elect to redeem the note at maturity, without penalty by returning the redemption election to Regency Finance Company. You can redeem your note at any other time, but you will incur an interest penalty. We can redeem your new term note in whole or in part on 30 days’ notice.	Redemption:	You can redeem all or any portion of your new daily note at any time without penalty. We can redeem your new daily note in whole or in part on 30 days’ notice.	Redemption:	You can redeem all or any portion of your new special daily note at any time without penalty. We can redeem your new special daily note in whole or in part on 30 days’ notice.

     The new notes are offered and sold by officers and employees of our affiliates, Regency Finance Company, and its wholly-owned subsidiary, Citizens Financial Services, Inc. We will not pay any commissions in connection with sales of the new notes, and we will therefore receive the full proceeds from sales. The new notes will not be listed on any securities exchange or other trading market.

     The new notes offered hereby are not deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Current interest rates will be provided in a prospectus supplement. The new notes are fully and unconditionally guaranteed by FNB, but are not secured by any collateral, and are subordinate to all of our existing and future senior debt. Before investing in the new notes, you should carefully consider the Risk Factors described beginning on page 7 of this prospectus.

     You should rely only on the information contained or incorporated by reference in this prospectus and the accompanying prospectus supplement, which describes the interest rates applicable to the notes. We have not authorized anyone to provide you with any other information and you should not rely on any other information in making your investment decision.

     You should not assume that the information in this prospectus is accurate as of any date other than the date hereof. Any statements contained in a document incorporated or deemed to be incorporated by reference into this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent modified or superseded by another statement contained in any subsequently filed document also incorporated by reference in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus. You should read the relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information. These documents may be obtained free of charge from the Commission’s website, www.sec.gov. You may also request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address and toll-free telephone number: Shareholder Relations, One FNB Boulevard, Hermitage, Pennsylvania 16148; (800) 555-5455, ext. 4944.

     This information in this prospectus is not complete and may be changed. We may not sell the new notes until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     THE EXCHANGE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS OF OUTSTANDING NOTES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE EXCHANGE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE HOLDER UNDERSTANDS AND AGREES THAT FNB FINANCIAL SERVICES, LP RESERVES THE RIGHT NOT TO ACCEPT TENDERED OUTSTANDING NOTES FROM ANY TENDERING HOLDER IF FNB FINANCIAL SERVICES, LP DETERMINES THAT SUCH ACCEPTANCE WOULD RESULT IN A VIOLATION OF APPLICABLE SECURITIES LAWS.

v

PROSPECTUS SUMMARY

     The following summary does not contain all of the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference in this prospectus before making a decision to exchange outstanding notes of FNB for corresponding new notes of FNB Financial Services, LP or to invest in new notes of FNB Financial Services, LP. Whenever we refer herein to “us,” “we,” or “our,” we are referring to FNB Financial Services, LP and/or FNB and its subsidiaries, as the context may require.

     The following is a brief summary of terms of the new note offering and the exchange offer. For a more complete description of the offering of new notes, see “Description of the Notes,” “Use of Proceeds” and “Plan of Distribution.” For a more complete description of the exchange offer, see “The Exchange Offer.”

FNB Financial Services, LP and FNB	FNB Financial Services, LP is an indirect wholly-owned finance subsidiary of FNB, formed to issue, administer and repay the new notes, and has no independent assets or operations of its own. FNB is a diversified financial services holding company which operates through wholly-owned subsidiaries, including a community bank, an insurance agency, a consumer finance company and a trust company.

Securities Offered	FNB Financial Services, LP is offering up to Three Hundred Fifty Million Dollars ($350,000,000.00) aggregate principal amount of its Nonnegotiable Subordinated Term Notes (referred to throughout this prospectus as the “new term notes”), Nonnegotiable Subordinated Daily Notes (referred to throughout this prospectus as the “new daily notes”) and Nonnegotiable Special Subordinated Daily Notes, (referred to throughout this prospectus as the “new special daily notes,” and together with the new term notes and the new daily notes, the “new notes”). The new notes are fully and unconditionally guaranteed by FNB, and issued under and pursuant to the Indenture dated as of August 16, 2005 (referred to throughout this prospectus as the “new Indenture”), by and among FNB Financial Services, FNB, as Guarantor, and J.P. Morgan Trust Company, National Association, as Trustee.

Exchange Offer	FNB Financial Services, LP is also offering, as described in this prospectus and the accompanying letter of transmittal, to exchange outstanding subordinated term notes of FNB (referred to throughout this prospectus as the “outstanding term notes”) and Subordinated Daily Notes of FNB (referred to throughout this prospectus as the “outstanding daily notes,” and together with the outstanding term notes, the “outstanding notes”) for corresponding new notes (the “exchange offer”). We expect to promptly accept any and all outstanding notes validly tendered. The new notes are similar to the outstanding notes, except that:

•	the new notes are issued by FNB Financial Services, LP, an indirect wholly-owned subsidiary of FNB, and are fully and unconditionally guaranteed by FNB; and

•	FNB Financial Services, LP may redeem each series of the new notes in whole or in part, pro rata, by lot or in any other equitable fashion, while each series of the outstanding notes issued prior to Series 2003 are not partially redeemable by FNB, and each series of the Series 2003 outstanding notes may be partially redeemed only pro rata.

As of June 30, 2005, $169,324,264 aggregate principal amount of the outstanding notes were outstanding, consisting of $100,942,723 of outstanding daily notes and $68,381,541 of outstanding term notes. There are no outstanding special daily notes, so no new special daily notes will be issued in the exchange offer.

Purpose of the Exchange Offer	The primary purpose of the exchange offer is to minimize the overall long-term expenses associated with the sale of the notes. In particular, to the extent that holders of outstanding notes who reside in Pennsylvania exchange their outstanding notes for corresponding new notes, the amount of the Pennsylvania Corporate Loans Tax currently being paid by FNB will be reduced, resulting in annual savings to FNB.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on March 1, 2006, unless we decide to extend the exchange offer. Subject to the terms and conditions set forth in this prospectus, FNB Financial Services, LP expressly reserves the right to extend the exchange offer from time to time by giving notice before 9:00 a.m., New York City time, on the business day following the previously scheduled expiration date.

While it is not expected that the exchange offer will extend beyond March 1, 2006, FNB Financial Services, LP expects to continue the exchange offer until either all outstanding notes have been exchanged or redeemed at maturity or otherwise, or until FNB Financial Services, LP concludes that the cost of continuing the exchange offer outweighs the state tax savings anticipated from such continuation.

Conditions to the Exchange Offer	The exchange offer is subject to certain conditions, including that it not violate applicable law, and that no stop order against the registration statements of which this prospectus is a part be pending or threatened. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes; Prompt Exchange	The letter of transmittal is to be used by the holders of outstanding notes to accept the exchange offer, and contains instructions with respect to the delivery of certificates for tendered outstanding notes. If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the addresses set forth in this prospectus and in the letter of transmittal. Properly tendered outstanding notes will be promptly exchanged for corresponding new notes.

Representations of Signatories	By executing a letter of transmittal, among other things you: authorize us to effect an exchange of your outstanding notes for corresponding new notes, and promise to provide any other information or sign any other documents deemed necessary by us to do so; represent that you have full power and authority to exchange the outstanding notes for corresponding new notes; and represent that no one else has any claims to or rights or interests in the tendered outstanding notes. See “The Exchange Offer — Representations of Holder in Letter of Transmittal.”

Consequences of Failing to Exchange Outstanding Notes	FNB is no longer offering outstanding notes, and reserves the right to redeem outstanding notes which are not exchanged for corresponding new notes. Holders of outstanding daily notes will no longer be permitted to add to the outstanding principal balance of such notes. Any outstanding notes that are not exchanged will remain outstanding, and may be renewed or redeemed in accordance with their terms. See “Risk Factors — Risks Specific to the Exchange Offer” and “The Exchange Offer — Consequences of Failing to Exchange Outstanding Notes.”

Interest on the New Notes and the Outstanding Notes	Interest on an outstanding note accepted for exchange will cease to accrue upon the issuance of the corresponding new note. Any early termination interest penalty otherwise applicable to an outstanding term note redeemed prior to maturity is hereby waived by FNB in connection with the exchange of an outstanding term note for a corresponding new term note. Current interest rates will be provided in a prospectus supplement. Because the interest rates on daily notes may change on a monthly basis, holders of outstanding daily notes are encouraged to check current rates by calling or visiting any office of Regency Finance or Citizens Financial.

Interest rates on all the notes are established periodically by a committee of individuals based upon rates prevailing at the time on competitive investment products, expenses of the subordinated note program and other factors. Initially, rates on new term notes are expected to be the same as rates on corresponding outstanding term notes, facilitating exchanges during the term of outstanding term notes.

Ratio of Earnings to Fixed Charges	FNB’s ratio of earnings to fixed charges for each of its last five fiscal years and the six months ended June 30, 2005 are as follows:

	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2002	2001	2000

Excluding interest	3.30x	3.66x	2.15x	2.64x	2.65x	3.54x
on deposits
Including interest	1.93x	2.04x	1.40x	1.45x	1.31x	1.42x
on deposits

Federal Tax Consequences	We believe that there will be no material federal income tax consequences to you if you exchange your outstanding notes for corresponding new notes in the exchange offer. See “Material Federal Income Tax Consequences.”

Exchange Agent	Regency Finance Company and its wholly-owned subsidiary, Citizens Financial Services, Inc., our affiliates, are serving as the exchange agent in connection with the exchange offer. Regency Finance Company also does business as F.N.B. Consumer Discount Company and Finance & Mortgage Acceptance Corporation.

Regulatory Approvals	No federal or state regulatory requirements must be complied with or approval obtained in connection with the exchange offer or the offer and sale of new notes which have not been satisfied or obtained.

Absence of Dissenters’ Rights	Dissenters’ rights of appraisal do not apply to the exchange offer.

SELECTED FINANCIAL INFORMATION OF FNB

	Six Months Ended
	June 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
	Dollars in thousands, except per share data
Total interest income	$143,613	$254,448	$257,019	$275,853	$301,638	$300,514
Total interest expense	49,825	84,390	86,990	98,372	134,984	136,775
Net interest income	93,788	170,058	170,029	177,481	166,654	163,739
Provision for loan losses	5,017	16,280	17,155	13,624	26,727	12,393
Total non-interest income	36,746	78,141	68,155	66,145	52,015	43,704
Total non-interest expense	78,557	142,587	185,025	185,003	149,259	136,248
Income from continuing operations	32,451	61,795	27,038	31,271	31,769	42,153
Income from discontinued operations, net of tax	—	—	31,751	32,064	21,216	19,755
Net income	32,451	61,795	58,789	63,335	52,985	61,908
At Period-End
Total assets	$5,701,883	$5,027,009	$8,308,310	$7,090,232	$6,488,383	$6,126,792
Assets of discontinued operations	—	—	3,751,136	2,735,204	2,202,004	2,125,737
Net loans	3,696,372	3,338,994	3,213,058	3,188,223	3,061,936	2,980,248
Deposits	3,959,320	3,598,087	3,439,510	3,304,105	3,338,913	3,227,249
Short-term borrowings	490,840	395,106	232,966	255,370	209,912	177,580
Long-term debt	727,456	636,209	584,808	400,056	276,802	198,907
Liabilities of discontinued operations	—	—	3,386,021	2,467,123	2,022,538	1,954,863
Total stockholders’ equity	459,819	324,102	606,909	598,596	572,407	503,422
Per Common Share(1)
Basic earnings per share:
Continuing operations	$.59	$1.31	$.58	$.68	$.71	$.94
Discontinued operations	—	—	.69	.69	.48	.44
Net income	.59	1.31	1.27	1.37	1.19	1.38
Diluted earnings per share:
Continuing operations	.59	1.29	.57	.67	.70	.92
Discontinued operations	—	—	.68	.68	.47	.43
Net income	.59	1.29	1.25	1.35	1.17	1.35
Cash dividends declared	.46	.92	.93	.81	.68	.61
Book value (2)	8.17	6.47	13.10	12.93	12.37	10.87
Ratios
Return on average assets (2)	1.20%	1.29%	.74%	.93%	.84%	1.03%
Return on average equity (2)	15.56	23.54	9.66	10.97	9.81	12.28
Dividend payout ratio (2)	79.76	70.36	72.90	59.03	52.81	45.36
Average equity to average assets (2)	7.71	5.50	7.66	8.51	8.58	8.42

(1)	Per share amounts for 2003, 2002, 2001 and 2000 have been restated for the common stock dividend declared on April 28, 2003.

(2)	Effective January 1, 2004, F.N.B. Corporation spun-off its Florida operations into a separate independent public company. As a result of the spin-off, the Florida operations’ earnings for prior years have been classified as discontinued operations on the Corporation’s consolidated income statements and the assets and liabilities related to the discontinued operations have been disclosed separately on the Corporation’s consolidated balance sheets for prior years. In addition, note that the book value at period end, stockholders’ equity, the return on average assets ratio, the return on average equity ratio and the dividend payout ratio for prior years include the discontinued operations.

QUESTIONS AND ANSWERS ABOUT THE NOTES AND THE EXCHANGE OFFER

     What is FNB Financial Services, LP?

          FNB Financial Services, LP is a wholly-owned indirect subsidiary of F.N.B. Corporation (“FNB” and together with FNB Financial Services, LP, “we,” “us” and “our,” as the context may require), formed to issue, administer and repay the new notes, and to perform all other necessary or appropriate actions attendant to the issuance, administration or repayment of the new notes. The address of FNB Financial Services, LP, is Suite 202, 103 Foulk Road, Wilmington, Delaware 19803, and its telephone number is (302) 691-6337.

     Separate financial statements of FNB Financial Services, LP are not required by applicable accounting requirements to be included in this prospectus because FNB Financial Services, LP is a wholly-owned finance subsidiary of FNB, and FNB has fully and unconditionally guaranteed the new notes. There are no material restrictions on FNB Financial Services, LP’s ability to distribute dividends to FNB, or prohibiting loans or advances to FNB by FNB Financial Services, LP.

     What is F.N.B. Corporation?

     FNB is a diversified financial services company headquartered in Hermitage, Pennsylvania. FNB, as a holding company which operates through wholly-owned subsidiaries, owns and operates a community bank, an insurance agency, a consumer finance company and a trust company, with offices in Pennsylvania, Ohio and Tennessee. Its common stock is traded on the New York Stock Exchange under the symbol “FNB.” The address of its corporate headquarters is One F.N.B. Boulevard, Hermitage, Pennsylvania 16148. The telephone number at its corporate headquarters is (724) 981-6000.

     What are the new notes?

     The new notes we are offering are unsecured subordinated debt obligations fully and unconditionally guaranteed by FNB and issued by FNB Financial Services, LP through our affiliates, Regency Finance Company and its wholly-owned subsidiary, Citizens Financial Services, Inc. Regency Finance and Citizens Financial, as FNB’s agent, also formerly offered the outstanding notes, which if not exchanged for new notes or redeemed, may still renew. Regency Finance and Citizens Financial also serve as the exchange agent for the exchange offer. Please call Regency Finance at (724) 983-3453 with any questions about the notes or the exchange offer.

     What are the outstanding notes?

     The outstanding notes were offered by FNB through Regency Finance and Citizens Financial until the new notes began to be offered by FNB Financial Services, LP. FNB is no longer offering the outstanding notes, and reserves the right to redeem, in accordance with their terms, any outstanding notes which are not exchanged for corresponding new notes. Holders of outstanding notes may either exchange their outstanding notes for corresponding new notes pursuant to the exchange offer, redeem their outstanding notes at any Regency Finance or Citizens Financial office, or allow their outstanding notes to renew upon maturity at the then-applicable interest rates.

     What is the exchange offer?

     The exchange offer is the offer made by this prospectus, any applicable prospectus supplement and the accompanying letter of transmittal to holders of outstanding notes by FNB Financial Services, LP, FNB and the exchange agent. In the exchange offer, holders of outstanding notes may exchange their outstanding notes for corresponding new notes. Any early termination interest penalty otherwise applicable to an outstanding term note redeemed prior to maturity is hereby waived by FNB in connection with the exchange of an outstanding term note for a corresponding new term note.

     Are the notes insured or guaranteed?

     The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The notes also are not secured by any of our assets or any other collateral. The new notes are fully and unconditionally guaranteed by FNB, a holding company whose primary assets are the shares of its subsidiaries and the dividends those subsidiaries pay.

     What are the maturities of the notes?

     The new term notes are available in maturities of 3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84, and 120 months. Each term note will automatically renew at maturity for an identical term at the then applicable interest rate, unless you elect to have it redeemed or we redeem it. The daily notes and special daily notes have no set maturity, and are payable on demand.

     What are the interest rates on the notes?

     We will determine the interest rates payable on the notes, and the rates will vary from time to time. The interest rate on the daily notes and the special daily notes may be adjusted monthly, on the first day of each month. Each term note will have a fixed interest rate for the term of the note. The interest rates in effect at any given time are described in the prospectus supplement that accompanies this prospectus.

     How do I receive the interest payments on my investment?

     Interest on the daily notes and the special daily notes is accrued daily, compounded quarterly, and paid upon redemption. Interest on the term notes accrues daily and may be paid monthly or quarterly, depending on the term. In addition, you may elect to have interest compounded quarterly on term notes having a maturity of at least nine months.

     How and where can I redeem the notes?

     You can redeem the notes in person or by mail at any of our Regency Finance or Citizens Financial offices located in Ohio, Pennsylvania and Tennessee. Please call (724) 983-3453 for information regarding our office locations. You can redeem a daily note or a special daily note without penalty. You will forfeit some interest if you redeem a term note prior to maturity. We will waive any interest penalty which would otherwise be imposed upon an exchange of outstanding term notes for corresponding new term notes.

     How will the proceeds from the sale of the new notes be used?

     We intend to use the proceeds from the sale of new notes as advances to our consumer finance affiliate, Regency Finance, to fund its lending and purchasing activities, and for FNB’s general corporate purposes, including mergers and acquisitions. We will receive no proceeds from the renewal of outstanding notes or from the exchange offer.

RISK FACTORS

     You should carefully consider the risks and uncertainties described below before making an investment decision. Our business, financial condition and operating results could be adversely affected by any of the following factors, in which event the value of your notes could decline, and you could lose all or part of your investment.

Risks Specifically Related to the Exchange Offer

After the exchange offer, outstanding notes are more likely to be redeemed.

     After the exchange offer, we expect that there will be fewer outstanding notes of each series which will remain outstanding, making it easier from a cash flow perspective for FNB to redeem one or more entire series of outstanding notes. A holder of outstanding notes who does not exchange his, her or its outstanding notes for corresponding new notes in the exchange offer may later have some or all of his, her or its outstanding notes redeemed by FNB. In that case, the holder of the outstanding notes so redeemed could use the proceeds from the redemption to purchase new notes, which may have less desirable federal income tax consequences than if the holder had participated in the exchange offer. See “Material Federal Income Tax Consequences.”

Outstanding term notes of relatively short maturities may automatically renew with little notice, resulting in possible interest rate penalties or less desirable federal income tax consequences for early redemption.

     A holder of outstanding term notes who does not participate in the exchange offer may need to exercise his, her or its right to cause FNB to redeem such holder’s outstanding term notes, which may entail interest penalties and less desirable federal income tax consequences, in order to use the proceeds of the redemption of outstanding notes to purchase new notes. Outstanding term notes of relative short maturities may automatically renew with little notice, so holders of such outstanding term notes should not rely on receipt of notice before obtaining a current prospectus and making a decision on whether to allow such outstanding term notes to renew. Failure to provide timely notice of redemption will result in automatic renewal of outstanding term notes, in which case the renewed notes may still be exchanged for corresponding new notes during the exchange offer without an interest rate penalty; however, redemption after renewal but prior to the new maturity date will result in an interest rate penalty.

Risks Specifically Related to All the Notes

The notes are not secured or insured.

     The notes are not secured by any of our assets or any other collateral. Also, the notes are not bank deposits and are not insured or guaranteed by the Federal Department Insurance Corporation or any other governmental agency. You are therefore increasing your risk of loss if you buy notes with funds taken from an insured account held at a bank, savings and loan association or credit union. Also, our officers, directors and employees will not have any liability for any of our obligations under the notes.

FNB Financial Services, LP has no independent assets or operations from which to pay the new notes.

     FNB Financial Services, LP is a limited purpose finance subsidiary of FNB which has no independent assets or operations from which to generate cash flow to make principal and interest payments on the new notes. FNB Financial Services, LP is dependent upon FNB to provide the funds necessary to service its payment obligations on the new notes. The principal source of cash for FNB is dividends from its subsidiaries. FNB also has approved lines of credit with several major domestic banks, which were unused as of June 30, 2005.

FNB’s status as a holding company makes it dependent on dividends from its subsidiaries to make payments on the notes.

     FNB is a holding company and conducts almost all of its operations through its subsidiaries. FNB does not have any significant assets other than the stock of its subsidiaries. Accordingly, FNB depends on the cash flows of its subsidiaries to meet its obligations, including payment of the principal and interest on the outstanding notes and any payments it may be required to make as guarantor of the new notes. FNB’s right, and thus the right of the buyers of notes and FNB’s other creditors, to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries.

     Under federal and state law, FNB’s bank subsidiary is limited in the amount of dividends it may pay to FNB without prior regulatory approval. Also, bank regulators have the authority to prohibit FNB’s subsidiary bank from paying dividends if the bank regulators determine that the payment would be an unsafe and unsound banking practice. Holders of the notes have no rights to force subsidiaries to pay dividends so that we can meet our payment obligations under the notes. In the event of a default on the notes, the holders will be our general unsecured creditors.

Your right to receive payments on the notes is subordinate to all of our senior indebtedness.

     According to the terms of the notes, the payment of the principal and interest on the notes is subordinate in right of payment to the prior payment when due of the principal and interest on all of our senior indebtedness. The notes contain no restriction on our ability to incur additional senior indebtedness.

     Holders of senior indebtedness will be able to prevent payment on the notes:

•	in the event of our bankruptcy, liquidation or reorganization;

•	if there is a payment default under certain senior indebtedness; and

•	if there are certain non-payment defaults under certain senior indebtedness.

You will forfeit interest if you elect to have a term note redeemed prior to its maturity.

     If you redeem a term note before its maturity date, you will forfeit three months of interest earned, or that could have been earned, if you are redeeming a term note with a maturity of 12 months or less; six months of interest earned, or that could have been earned, if you are redeeming a term note with a maturity of between 15 and 30 months; and nine months of interest earned, or that could have been earned, if you are redeeming a term note with a maturity in excess of 30 months. We may also require you to give us 30 days’ prior written notice before you redeem a term note, although we would only anticipate requiring such notice if one or more holders desired to redeem a substantial amount of notes in a short period and we require time to arrange financing for the redemptions.

The interest rates on the daily notes and the special daily notes are subject to adjustment monthly.

     We may adjust monthly the interest rate payable on all outstanding daily notes and special daily notes. A supplement to this prospectus contains the current interest rates payable on each of the notes.

Your ability to sell or transfer the notes will be limited.

     There is no trading market for the notes and the notes are non-negotiable. You can transfer or assign the notes only at the offices of Regency Finance or Citizens Financial, although we will effect transfers by mail for out-of-state holders and for transfers by operation of law. There are presently 23 of these offices in Pennsylvania, 16 in Tennessee and 15 in Ohio.

Other Risks Related to Owning Our Securities Generally

Interest rate volatility could significantly harm our business.

     Our results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of our earnings is our net interest income, which is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits. A change in market interest rates could adversely affect our earnings if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest we collect on loans and investments. Consequently, we, along with other financial institutions generally, are sensitive to interest rate fluctuations.

Our results of operations are significantly affected by the ability of our borrowers to repay their loans.

     Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans generally present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

Our financial condition and results of operations will be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses.

     There is no precise method of predicting loan losses. We can give no assurance that our allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on our financial condition and results of operations. We attempt to maintain an appropriate allowance for loan losses to provide for estimated losses in our loan portfolio. We periodically determine the amount of the allowance for loan losses based upon consideration of several factors, including:

•	a regular review of the quality, mix and size of the overall loan portfolio;

•	historical loan loss experience;

•	evaluation of non-performing loans;

•	assessment of economic conditions and their effects on our existing portfolio; and

•	the amount and quality of collateral, including guarantees, securing loans.

Our financial condition may be adversely affected if we are unable to attract sufficient deposits to fund our anticipated loan growth.

     We fund our loan growth primarily through deposits. To the extent that we are unable to attract and maintain sufficient levels of deposits to fund our loan growth, we would be required to raise additional funds through public or private financings. We can give no assurance that we would be able to obtain these funds on terms that are favorable to us.

We could experience significant difficulties and complications in connection with our growth and acquisition strategy.

     FNB has grown significantly over the last few years and may seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. FNB may not be as successful in the future as it has been in the past in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

     As part of this acquisition strategy, FNB may acquire additional banks and non-bank entities that it believes provide a strategic fit with its business. To the extent that FNB is successful with this strategy, FNB cannot assure you that it will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks and non-bank entities FNB acquires;

•	exposure to potential asset quality issues of acquired banks and non-bank entities;

•	potential disruption to FNB’s business;

•	potential diversion of the time and attention of FNB’s management; and

•	the possible loss of key employees and customers of the banks and other businesses FNB acquires.

     In addition to acquisitions, FNB’s banking subsidiary may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings. Based on its experience, FNB believes that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that FNB’s banking subsidiary undertakes additional de novo branch openings, it is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on FNB’s net income, earnings per share, return on average shareholders’ equity and return on average assets.

     FNB may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to its overall operations. Following each acquisition, FNB must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities FNB acquires into its existing operations may adversely affect its results of operations and financial condition.

We could be adversely affected by changes in the law, especially changes deregulating the banking industry.

     We and our subsidiaries operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Department Insurance Corporation. Regulations are generally intended to provide protection for depositors and customers rather than for investors. We are subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Changes in regulation could adversely affect the banking industry as a whole and could limit our growth and the return to investors by restricting such activities as:

•	the payment of dividends;

•	mergers with or acquisitions by other institutions;

•	investments;

•	loans and interest rates;

•	the provision of securities, insurance or trust services; and

•	the types of non-deposit activities in which our financial institution subsidiaries may engage.

In addition, legislation may change present capital requirements, which would restrict our activities and require us to maintain additional capital.

Our results of operations could be adversely affected due to significant competition.

     We may not be able to compete effectively in our markets, which could adversely affect our results of operations. The banking and financial service industry in each of our market areas is highly competitive. The competitive environment is a result of:

•	changes in regulation;

•	changes in technology and product delivery systems; and

•	the accelerated pace of consolidation among financial services providers.

     We compete for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to the capital markets and offer a broader array of financial services than do we. Competition with such institutions may cause us to increase our deposit rates or decrease our interest rate spread on loans we originate.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

     We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. As a financial holding company, FNB seeks to maintain capital sufficient to meet the “well capitalized” standard set by regulators. FNB anticipates that its current capital resources will satisfy its capital requirements for the foreseeable future. FNB may at some point, however, need to raise additional capital to support continued growth, both internally and through acquisitions.

     FNB’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired.

Adverse economic conditions in our market area may adversely impact our results of operations and financial condition.

     The majority of our business is concentrated in western Pennsylvania and eastern Ohio, which are traditionally slower growth markets than other areas of the United States. As a result, our loan portfolio and results of operations may be adversely affected by factors that have a significant impact on the economic conditions in this market area. The local economies of this market area historically have been less robust than the economy of the nation as a whole and may not be subject to the same fluctuations as the national economy. Adverse economic conditions in our market area, including the loss of certain significant employers, could reduce our growth rate, affect our borrowers’ ability to repay their loans and generally affect our financial condition and results of operations. Furthermore, a downturn in real estate values in the market area of FNB’s banking subsidiary could cause many of its loans to become inadequately collateralized.

Certain provisions of FNB’s Articles of Incorporation and By-laws and Florida law may discourage takeovers.

     FNB’s articles of incorporation and by-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB’s board of directors. In particular, FNB’s articles of incorporation and by-laws:

•	classify its board of directors into three classes, so that shareholders elect only one-third of its board of directors each year;

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give FNB advance notice to nominate candidates for election to its board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit FNB’s board of directors to issue, without shareholder approval unless otherwise required by law, preferred stock with such terms as its board of directors may determine; and

•	require the vote of the holders of at least 75% of its voting shares for shareholder amendments to its by-laws.

     Under Florida law, the approval of a business combination with shareholders owning 10% or more of the voting shares of a corporation requires the vote of holders of at least 2/3 of the voting shares not owned by such shareholder, unless the transaction is approved by a majority of the corporation’s disinterested directors. In addition, Florida law generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless the voting rights are approved by a majority vote of the corporation’s disinterested shareholders.

     These provisions of FNB’s articles of incorporation and by-laws and of Florida law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB’s shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB’s board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of FNB’s common stock, and may also inhibit increases in the trading price of FNB’s common stock that could result from takeover attempts.

Loss of members of FNB’s executive team could have a negative impact on its business.

     FNB’s success is dependent, in part, on the continued service of its executive officers, including Peter Mortensen, its Chairman of the Board, and Stephen J. Gurgovits, its President and Chief Executive Officer. The loss of the services of either of these executive officers could have a negative impact on FNB’s business because of their skills, relationships in the banking community and years of industry experience, and the difficulty of promptly finding qualified replacement executive officers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference a number of forward-looking statements regarding our financial condition, results of operations, earnings outlook, business and prospects. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

     The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors,” as well as the following:

•	the businesses of FNB and an acquired company may not be integrated successfully or the integration may be more difficult, time-consuming or costly than currently anticipated;

•	expected revenue synergies and cost savings from any such acquisition may not be realized within the expected time frame or at all;

•	deposit attrition, operating costs, loss of customers and business disruption, including, without limitation, difficulties in maintaining relationships with our employees, customers or suppliers may be greater than anticipated following any such acquisition;

•	competitive pressure among financial services companies is intense;

•	general economic conditions may be less favorable than expected;

•	political conditions and related actions by the United States military abroad may adversely affect economic conditions as a whole;

•	changes in the interest rate environment may reduce interest margins and impact funding sources;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	legislation or changes in the regulatory environment may adversely affect our businesses; and

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect our businesses.

     Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus.

     All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

FNB FINANCIAL SERVICES, LP AND F.N.B. CORPORATION

     FNB Financial Services, LP is a wholly-owned indirect subsidiary of F.N.B. Corporation (“FNB” and together with FNB Financial Services, LP, “we,” “us” and “our,” as the context may require), formed to issue, administer and repay the new notes, and to perform all other necessary or appropriate actions attendant to the issuance, administration or repayment of the new notes. The address of FNB Financial Services, LP is Suite 202, 103 Foulk Road, Wilmington, Delaware, 19803, and its telephone number is (302) 691-6337.

     FNB Financial Services, LP is a limited purpose finance subsidiary formed on December 8, 2004. Its sole General Partner is Regency Consumer Financial Services Inc., a Delaware corporation formed on November 9, 2004 as a wholly-owned subsidiary of FNB, and its sole limited partner is FNB Consumer Financial Services Inc., a Delaware corporation formed on November 9, 2004 as a wholly-owned subsidiary of FNB. None of these entities has any material assets or operations, and FNB Financial Services, LP, is dependent upon arrangements with FNB and Regency Finance for the funds necessary to pay the principal and interest on the new notes and the expenses of the exchange offer and offer of new notes. Also, under the terms of the limited partnership agreement, the General Partner cannot be held responsible for principal or interest on the new notes. The principal source of cash for FNB is dividends from its subsidiaries. FNB also has approved lines of credit with several major domestic banks, which were unused as of June 30, 2005.

     Separate financial statements of FNB Financial Services, LP are not required by applicable accounting requirements to be included in this prospectus because FNB Financial Services, LP is an indirect wholly owned finance subsidiary of FNB, and FNB has fully and unconditionally guaranteed the new notes. There are no material restrictions on FNB Financial Services, LP’s ability to distribute dividends to FNB, or prohibiting loans or advances to FNB by FNB Financial Services, LP.

     FNB was formed in 1974 and is a $5.7 billion financial services holding company headquartered in Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through its banking, insurance agency, consumer finance and trust company subsidiaries. FNB’s main office is located at One F.N.B. Boulevard, Hermitage, Pennsylvania 16148, and its telephone number is (724) 981-6000.

     A brief description of FNB’s four wholly-owned subsidiaries through which it conducts its business follows:

     First National Bank of Pennsylvania

     First National Bank of Pennsylvania has 142 banking offices in western Pennsylvania and eastern Ohio. It offers services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts, and commercial, mortgage and individual installment loans. First National Bank of Pennsylvania also offers various alternative investment products, including mutual funds and annuities.

     First National Trust Company

     First National Trust Company, a registered investment advisor, provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates, and has approximately $1.2 billion of assets under management.

     Regency Finance Company

     Regency Finance, FNB’s consumer finance subsidiary, has 23 branch offices in Pennsylvania, 15 offices in Ohio and 16 offices in Tennessee, and principally makes personal installment loans to individuals and purchases installment sales finance contracts from retail merchants.

     First National Insurance Agency, Inc.

     First National Insurance Agency, Inc. is a full-service insurance agency and, through its seven locations, offers commercial and personal insurance products of major insurance companies.

THE LIMITED PARTNERSHIP AGREEMENT

     FNB Financial Services, LP was formed to issue, administer and repay the new notes, as well as to perform any other actions necessary or appropriate to effectuate the issuance, administration and repayment of such notes. The term of the partnership is perpetual unless earlier dissolved and terminated pursuant to the Delaware Revised Uniform Limited Partnership Act (the “Act”) or any provision of the limited partnership agreement.

     The General Partner’s Powers and Duties

     Regency Consumer Financial Services, Inc., a wholly-owned subsidiary of FNB (the “General Partner”), is the general partner of FNB Financial Services, LP, and as such has all the rights, powers and restrictions which may be possessed by a general partner under Delaware law as are necessary to manage and carry on the business of FNB Financial Services, LP. Those rights and powers include, but are not limited to, the right and power to:

•	issue, administer and repay the new notes;

•	manage the day-to-day operations of FNB Financial Services, LP;

•	incur and pay reasonable expenses with respect to the conduct and operation of the partnership business, including expenses in connection with the registration, administration and repayment of securities, and expenses for accounting, legal, appraisal, investment advice, clerical and other services;

•	perform any reasonable act in furtherance of the partnership business; and

•	render periodic reports to the partners with respect to the operations of the partnership.

     The General Partner owes no duties to FNB Financial Services, LP or the other partner, other than as expressly stated in the limited partnership agreement and as required by the implied contractual covenant of good faith and fair dealing. In addition, the General Partner will comply with all the obligations imposed upon it, and will cause FNB Financial Services, LP to comply with all obligations imposed upon FNB Financial Services, LP by the new Indenture. Nothing in the limited partnership agreement gives any person other than the parties thereto, and their successors thereunder and the trustee and the holders of the new notes, which are expressly made third party beneficiaries of the limited partnership agreement, any benefit or any right, remedy or claim; provided, however, that any benefit, right, remedy or claim of the trustee and the holders of the new notes shall be enforceable only as provided by the new Indenture. In no event will the General Partner be liable to pay the principal of, or the interest on, the new notes.

     The General Partner’s Compensation, Exculpation and Indemnification

     The General Partner is allowed reasonable compensation for services rendered to FNB Financial Services, LP, and is entitled to reimbursement for any reasonable expenses paid by it arising out of the business of FNB Financial Services, LP. No partner is liable to FNB Financial Services, LP or any other partner for any loss, damage or claim incurred by reason of any act or omission performed or omitted to be performed by such person, except that a partner may be held liable for any such loss, damage or claim incurred by reason of such partner’s bad faith violation of the implied contractual covenant of good faith and fair dealing. FNB Financial Services, LP shall, to the fullest extent permitted by law, indemnify any partner who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such partner is a partner of FNB Financial Services, LP, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such partner in connection with such action, suit or proceeding; however, FNB Financial Services, LP may not indemnify any partner for a bad faith violation of the implied covenant of good faith and fair dealing. Expenses incurred in defending an action, suit or proceeding may be paid by FNB Financial Services, LP in advance of its final disposition, upon receipt of an understanding by or on behalf of a partner to repay such amount unless it shall ultimately be determined that such partner is entitled to be indemnified by FNB Financial Services, LP.

     Distributions to the Partners

     Generally, although distributions to the partners are not expected, the General Partner may distribute cash flow, from time to time, to the partners in proportion to the total number of units owned by each partner as compared to the total number of units owned by all of the partners, provided that the General Partner has adequately funded working capital reserves to meet the anticipated future liabilities of FNB Financial Services, LP.

     Termination, Liquidation and Winding Up of the Partnership

     FNB Financial Services, LP will dissolve upon the earliest of the following events:

•	the unanimous written consent of all partners;

•	the sale, transfer or other disposition of all or substantially all of its assets;

•	the withdrawal of the sole General Partner, unless FNB Financial Services, LP is continued in accordance with the limited partnership agreement;

•	upon entry of a decree of judicial dissolution; or

•	if there are no limited partners of FNB Financial Services, LP, unless its business is continued in accordance with Delaware law.

     Upon the occurrence of any of these events, FNB Financial Services, LP will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and partners, and no partner may take any action that is inconsistent with, or not necessary to or appropriate for, winding up the partnership business and affairs. The General Partner, or if there is no General Partner, the limited partner shall be responsible for overseeing the winding up of FNB Financial Services, LP, shall take full account of FNB Financial Services, LP’s assets and liabilities, and shall apply and distribute the assets in kind or distribute the proceeds therefrom in the following order and priority:

•	first, to the satisfaction (whether by payment or the reasonable provision of payment thereof) of the expenses of liquidation and the expenses, debts and liabilities of FNB Financial Services, LP, excluding any loans or advances that may have been made by any partner to FNB Financial Services, LP;

•	second, to the repayment of any loans or advances that may have been made by any partner to FNB Financial Services, LP; and

•	third, the balance to the partners in proportion to their respective positive capital account balances.

     Miscellaneous

     The limited partnership agreement is governed by and to be construed in accordance with the laws of the State of Delaware, and is binding upon the parties thereto and their respective heirs, executors, successors, assigns and personal representatives.

     The limited partnership agreement may be amended by the General Partner to: (a) reflect the disposition by a limited partner of all or any part of such limited partner’s units; (b) reflect the substitution or addition of a person becoming a limited partner; or (c) cure any ambiguity or correct or supplement any provision therein which may be inconsistent with any other provision therein. All other amendments to the limited partnership agreement shall require the unanimous written consent of the partners.

THE AGENCY AGREEMENT

     Pursuant to the Agency Agreement, FNB Financial Services, LP appointed Regency Finance and its wholly-owned subsidiary, Citizens Financial, as paying agent, selling agent and exchange agent for the new notes.

     Paying Agent

     As the paying agent, Regency Finance and Citizens Financial are required to: (i) give the trustee notice of any default by FNB Financial Services, LP or FNB in the making of any payment of principal or interest on the new notes; and (ii) at any time during the continuance of any such default, upon the written request of the trustee, promptly pay to the trustee all sums held in trust by the paying agent.

     Sales Agent

     As the sales agent, Regency Finance and Citizens Financial are limited to performing the functions, and have the duties and obligations, set forth in this prospectus under the headings “Plan of Distribution” and “The Agency Agreement.” FNB Financial Services, LP is required to deliver to the sales agent copies of this prospectus, together with any and all amendments or supplements thereto, for distribution by the sales agent to prospective purchasers of the new notes and holders of outstanding notes considering the exchange offer.

     Exchange Agent

     As the exchange agent, Regency Finance and Citizens Financial are required to perform only the duties specifically set forth in the section of this prospectus captioned “The Exchange Offer,” and in the letter of transmittal or the Agency Agreement. Letters of transmittal received by Regency Finance and Citizens Financial are to be stamped as to the date of receipt and preserved for a period of time at least equal to the period of time Regency Finance and Citizens Financial preserve other similar records. Regency Finance and Citizens Financial will examine each of the letters of transmittal and outstanding notes and any other documents received from holders of outstanding notes, in order to ascertain whether they have been duly executed and otherwise properly tendered. Tenders of outstanding notes may be made only as set forth in the section of this prospectus captioned “The Exchange Offer – Procedures for Tendering Outstanding Notes.” Where a letter of transmittal or other document has been improperly completed or executed or any of the outstanding notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the exchange offer exists, Regency Finance and Citizens Financial will try to help the tendering holder correct the deficiencies. With the approval of an authorized officer of the General Partner, an authorized officer of FNB or any other person designated in writing by FNB Financial Services, LP or FNB, the exchange agent may waive any irregularities in connection with any tender of outstanding notes pursuant to the exchange offer.

     The exchange agent is required to record and report to such persons as FNB Financial Services, LP and FNB may request, daily (and more frequently during the week immediately preceding the expiration date of the exchange offer), the aggregate principal amounts by series, maturities and account numbers, of outstanding notes which have been tendered pursuant to the exchange offer, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, the exchange agent will also cooperate in making available to FNB Financial Services, LP and FNB such other information as FNB Financial Services, LP or FNB reasonably requests. The exchange agent is required to prepare a final list of all persons whose tenders were accepted, the aggregate principal amount by series, maturities and account numbers, of outstanding notes tendered, and the aggregate principal amount by series, maturities and account numbers, of outstanding notes accepted, promptly after the expiration date of the exchange offer.

     As outstanding notes are properly tendered, FNB Financial Services, LP will promptly notify the exchange agent of its acceptance of, and will promptly exchange such outstanding notes for corresponding new notes and cause such outstanding notes to be canceled. Each new note will have the same principal amount and original and remaining maturities as the corresponding outstanding note. Tenders pursuant to the exchange offer are irrevocable. The exchange agent shall also advise FNB Financial Services, LP and FNB with respect to any outstanding notes received after the expiration date of the exchange offer, and accept their instructions with respect to the disposition of such outstanding notes.

     If FNB Financial Services, LP does not accept for exchange any part of the outstanding notes tendered, because of an invalid tender, the occurrence of certain other events set forth in this prospectus under the caption “The Exchange Offer – Conditions to the Exchange Offer,” or otherwise, the exchange agent is required to promptly return those outstanding notes, together with any related letters of transmittal and other documents, to the holders of those outstanding notes. All unaccepted outstanding notes, and new notes issued in exchange for outstanding notes, are required to be forwarded by first class, certified mail, return receipt requested, or other appropriate means as determined by the exchange agent in its discretion.

     Compensation and Indemnification

     Regency Finance and Citizens Financial are generally responsible for the payment of all fees, charges and out-of-pocket expenses incurred by FNB Financial Services, LP and FNB in connection with the exchange offer and the offering of new notes, and by Regency Finance and Citizens Financial in performing duties under the Agency Agreement. Regency Finance and Citizens Financial are not compensated for their services under the Agency Agreement. FNB Financial Services, LP and FNB are required to indemnify Regency Finance and Citizens Financial against any and all losses, claims, damages, liabilities and expenses that arise (i) out of, or are based upon, any untrue statement or alleged untrue statement of any material fact as set forth in this prospectus, or (ii) out of an omission or alleged omission from this prospectus of any statement or information necessary to make the statements herein not misleading; provided, however, that neither FNB Financial Services, LP nor FNB will be liable in any such case to the extent that any such loss, claim, damage, liability or expense arises out of or is based upon any untrue statement or alleged untrue statement made or furnished in reliance upon and in conformity with written information furnished by Regency Finance and Citizens Financial specifically for use herein; and provided, further, that this indemnity with respect to any untrue statement or omission in this prospectus shall not inure to the benefit of Regency Finance and Citizens Financial on account of any loss, claim, damage or liability arising from the sale of new notes by Regency Finance and Citizens Financial or the exchange of new notes for outstanding notes to any person if a copy of this prospectus has not been sent or given by or on behalf of Regency Finance and Citizens Financial to such person at or prior to the written confirmation of the sale of new notes to such person or the exchange of new notes for outstanding notes of such person. This indemnity is in addition to any liability which FNB Financial Services, LP or FNB may otherwise have.

     Regency Finance and Citizens Financial are required to indemnify FNB Financial Services, LP and FNB against any and all losses, claims, damages and liabilities arising out of (i) any written information set forth in this prospectus which was furnished by Regency Finance and Citizens Financial, (ii) the failure of Regency Finance and Citizens Financial to deliver a copy of this prospectus to a purchaser of any of the new notes for cash or through the exchange of outstanding notes for new notes at or prior to written confirmation of the sale of any of the new notes to such purchaser, (iii) Regency Finance and Citizens Financial’s failure to comply with the “blue sky” laws of any jurisdiction or (iv) the agent’s breach of any representation, warranty or covenant contained in the Agency Agreement.

     Miscellaneous

     FNB Financial Services, LP is required to timely prepare and distribute to the holders of the new notes and the Internal Revenue Service (the “IRS”), IRS Forms 1099 and such other forms and reports as may be required pursuant to applicable law. All information necessary to prepare such forms and reports which is held by Regency Finance and Citizens Financial is required to be delivered to FNB Financial Services, LP in a timely fashion so as not to hinder FNB Financial Services, LP in meeting this obligation.

     The Agency Agreement will remain in full force and effect until the earlier of (i) such time as the principal of and interest on all new notes outstanding under the new Indenture shall have been paid, and (ii) the effective date of the resignation or removal of Regency Finance and Citizens Financial as agent in accordance with that agreement.

     Regency Finance and Citizens Financial may resign from, and may be removed from, the performance of all the sales duties, paying agent duties and/or exchange agent duties upon 60 days’ written notice. No such resignation or removal will take effect until the acceptance of appointment of a successor agent for such duties. Any corporation or association into which Regency Finance and Citizens Financial may be converted or merged, or with which it may be consolidated, or any corporation or association resulting from any such conversion, merger or consolidation to which it is a party, shall be and become the successor agent, invested with all of the rights, powers, trusts, duties and obligations of Regency Finance and Citizens Financial under the Agency Agreement.

     The Agency Agreement constitutes the entire agreement among the parties with respect to its subject matter, and any prior agreements or understandings between any of the parties to that agreement relating to that subject matter are superceded to the extent inconsistent with the Agency Agreement; provided, however, that for purposes of clarity, the Agency Agreement dated as of January 1, 1994 by and between FNB and Regency Finance Company, as agent, with respect to Regency Finance’s service as paying and sales agent for the outstanding notes, shall continue in full force and effect except as modified by the Agency Agreement. The Agency Agreement is solely for the benefit of the parties thereto and their successors and assigns, and no other person shall acquire or have any rights under or by virtue thereof. The Agency Agreement shall be binding upon and shall inure to the benefit of the parties and their respective permitted successors and assigns.

DESCRIPTION OF THE NOTES

     General

     We will issue the new notes under the new Indenture. The outstanding notes were issued under the existing Indenture. The material terms, provisions and covenants contained in the notes and the two similar Indentures are described below.

     The notes are subordinate in right of payment to our senior indebtedness, as described below under “-General Provisions Applicable to All Notes-Subordination.” The Indentures do not limit our incurrence of senior indebtedness or any other debt, secured or unsecured, nor do they contain any terms which would afford protection to holders of the notes issued thereunder in the event we undergo a recapitalization, change in control, highly leveraged transaction or restructuring.

     The new notes are similar to the outstanding notes, except that:

•	the new notes are issued by FNB Financial Services, LP, an indirect wholly-owned subsidiary of FNB, and are fully and unconditionally guaranteed by FNB;

•	FNB Financial Services, LP may redeem each series of the new notes in whole or in part, pro rata, by lot or in any other equitable fashion, while each series of the outstanding notes issued prior to Series 2003 are not partially redeemable by FNB, and each series of the Series 2003 outstanding notes may be partially redeemed only pro rata.

     Because FNB is a holding company, its rights and the rights of its creditors, to participate in the distribution of the assets of any of its subsidiaries upon liquidation, dissolution or reorganization of a subsidiary will be subject to the prior claims of its subsidiaries’ creditors (including depositors in its bank subsidiary), except to the extent that FNB may itself be a creditor with recognized claims against the subsidiary.

     The following information describes the material terms and conditions of the notes. The terms of the notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended as in effect on the dates of the Indentures. The notes are subject to all such terms, and we refer you to the Indentures and the Trust Indenture Act for a statement of those terms.

     Term Notes

     We are offering new term notes with maturities of 3, 6, 9, 12, 15, 18, 21, 24, 27, 30, 36, 48, 60, 84 and 120 months. We will determine the rate of interest payable on such new term notes, which will vary from time to time. The minimum principal amount for which new term notes are offered is $500, and we may from time to time offer new term notes with higher interest rates if higher minimum purchase amounts are met. The rate of interest at the time of purchase will be the rate payable throughout the original term of a term note.

     Interest on the term notes will accrue daily. You may elect to have the interest on a 3 or 6 month term note paid monthly by check mailed to you or at maturity. You may elect to have the interest on any other term note paid monthly or quarterly by check mailed to you or compounded quarterly at the rate of the term note.

     Automatic Renewal of Term Notes

     Not later than 15 days before the maturity of a term note, we will send you a renewal notice by first-class mail. The renewal notice will advise you of the term and maturity date of the term note and the interest rate being paid on the term note. The notice will also state that you may elect, at any time prior to the fifth day following the maturity date, to redeem the term note effective as of its maturity, without penalty. The notice will provide a telephone number that you may call to obtain current interest rate information at the time of the term note’s maturity, and will be accompanied by any applicable supplement or amendment to this prospectus, or any other prospectus that is then in effect relating to the term notes.

     Unless you notify us in writing prior to the fifth day following a term note’s maturity that you elect to have the term note redeemed, the term note will automatically be renewed for an additional term, equal in duration to its original term, at the rate of interest then in effect for term notes of comparable maturity. All of the other terms and conditions applicable to a term note when issued will also apply during each renewal term. As a result of this automatic renewal feature, each term note is in effect a perpetual security that will remain outstanding until either you elect to have the note redeemed or we elect to redeem it. See “Redemption of Term Notes at Option of Holder” immediately below and “General Provisions Applicable to All Notes - Optional Redemption by Us.”

     Outstanding term notes of relative short maturities may automatically renew with little notice, so holders of such outstanding term notes should not rely on receipt of notice before obtaining a current prospectus and making a decision on whether to allow such outstanding term notes to renew. Failure to provide timely notice of redemption will result in automatic renewal of outstanding term notes, in which case the renewed notes may still be exchanged for corresponding new notes during the exchange offer without an interest rate penalty; however, redemption after renewal but prior to the new maturity date will result in an interest rate penalty.

     Holders of outstanding term notes must provide timely notice of their intent to redeem at maturity, in person or by mail to any of our Regency Finance or Citizens Financial offices in Ohio, Pennsylvania and Tennessee. Holders of term notes may provide notice of intent to redeem at any time prior to maturity, including at the time of the original purchase of a term note.

     Redemption of Term Notes at Option of Holder

     You may at any time elect to have us redeem a term note, in whole or in part, provided that a partial redemption may not reduce the principal amount of the term note below $500 and that you will be subject to forfeiting some of the interest paid or payable on the term note if you redeem a term note prior to its maturity, as follows:

•	if you elect to have a term note with a maturity of 12 months or less redeemed prior to maturity, you will forfeit three months of interest earned, or that could have been earned, on the amount redeemed;

•	if you elect to have a term note with a maturity of between 15 and 30 months redeemed prior to maturity, you will forfeit six months of interest earned, or that could have been earned, on the amount redeemed; and

•	if you elect to have a term note with a maturity of in excess of 30 months redeemed prior to maturity, you will forfeit nine months of interest earned, or that could have been earned, on the amount redeemed.

     These forfeiture provisions will apply regardless of the length of time that you have owned the term note prior to electing to have it redeemed. If necessary, we will deduct interest already paid to you from the amount redeemed.

     Term notes may be redeemed before maturity without forfeiture of interest upon the death of the holder or if the holder is determined to be legally incompetent, as determined by a court with appropriate jurisdiction. We may require you to give us no less than 30 days’ prior written notice, by first class mail, of an election to redeem a term note prior to its maturity. You must specify in the notice the principal amount of the term note to be redeemed and the redemption date.

     We will waive any interest penalty which would otherwise be imposed upon an exchange of outstanding term notes for corresponding new term notes pursuant to the exchange offer.

     Daily Notes

     We will issue new daily notes in the minimum original principal amount of $50. You may increase or decrease the principal amount of a daily note by making additional purchases or partial redemptions. Each partial redemption must be in the minimum amount of $50 and may not reduce the principal amount of the daily note below $50. At your request, we will record on the daily note any adjustments to the principal amount effected through additional purchases or partial redemptions.

     If you redeem a daily note in full, you must surrender the daily note to us and we will then pay you the outstanding principal amount thereof, together with any accrued but unpaid interest. We may require you to give us at least 30 days’ prior written notice, by first class mail, of your election to have the daily note redeemed. You must specify in the notice the principal amount of the daily note to be redeemed and the redemption date.

     We will determine the interest rates payable on the daily notes. The interest rate may increase or decrease on a monthly basis. We will make each adjustment, if any, to the interest rate on the first day of the month. The interest rate, once adjusted, will be effective on the first day of each month and will remain in effect until next adjusted by us. Interest will be accrued daily and compounded quarterly.

     Special Daily Notes

     The special daily notes have terms substantially identical to the terms of the daily notes, with the following exceptions:

•	we may from time to time establish minimum investments that may be made in the special daily notes;

•	at the time of sale of a special daily note, we may establish a minimum principal amount with respect to which a holder may elect to have the special daily note redeemed; and

•	the interest rates payable on special daily notes will generally exceed the interest rates payable on daily notes.

     The Guaranty of the New Notes

     Pursuant to the Guaranty, FNB irrevocably, absolutely and unconditionally guarantees to the holders of new notes and the trustee: (a) the full and prompt payment of the principal and interest of all of the new notes, and all other amounts owing to the holders of new notes by FNB Financial Services, LP, when and as the same shall become due and payable, whether by lapse of time, upon redemption or prepayment, by extension or by acceleration or declaration, or otherwise, and (b) the full and prompt performance and observance by FNB Financial Services, LP and the General Partner of each and all of the covenants and agreements required to be performed or observed by each of them under the terms of the new notes and the new Indenture. Each holder of a new note and the trustee may sue FNB directly upon such principal, interest and other amounts becoming so due and payable.

     The guaranteed obligations are absolute and unconditional and will remain in full force and effect until the entire principal, interest and all other sums due to the holders of new notes and the trustee pursuant to the new notes or the new Indenture shall have been fully and finally paid and such guaranteed obligations shall not be affected, modified or impaired upon the happening from time to time of any event or condition. In order to hold FNB liable under the Guaranty, any holder of any new note or the trustee is not required to resort first for payment to FNB Financial Services, LP or any other person. All rights of the holders of new notes under those notes, and of the holders of new notes and the trustee under the new Indenture and the Guaranty, will be transferred upon the valid transfer of those new notes on the books of FNB Financial Services, LP.

     Each of the rights and remedies granted under the Guaranty to each holder of new notes and the trustee may be exercised by a holder of new notes and the trustee without notice to, the consent of or any other action by, any other holder of new notes or the trustee, subject to the terms of the new Indenture. Each holder of new notes and the trustee may proceed to protect and enforce the Guaranty by suit or suits or proceedings in equity, at law or in bankruptcy, and whether for the specific performance of any covenant or agreement contained in the Guaranty or in execution or aid of any power granted in the Guaranty, subject to the terms of the new Indenture; or for the recovery of judgment for the guaranteed obligations or for the enforcement of any other proper, legal or equitable remedy available under applicable law, subject to the terms of the new Indenture.

     If FNB is required to make any payment to any holder of new notes or the trustee pursuant to the Guaranty, FNB shall, in addition to that payment, pay to that holder or the trustee such further amount as is sufficient to cover the reasonable costs and expenses of collection of the holder or the trustee incurred in connection with the evaluation and enforcement of any rights under the Guaranty.

     To the extent of any payments made under the Guaranty, FNB shall be subrogated to the rights of the holders of new notes or the trustee receiving those payments, but FNB agrees that its right of subrogation is subordinate to the rights of any holder of new notes or the trustee for which full payment has not been made or provided for and, to that end, FNB agrees not to claim or enforce its right of subrogation or any right of setoff or any other right which may arise on account of any payment made by FNB in accordance with the Guaranty unless and until all of the new notes and all other sums due or payable under the Guaranty have been fully paid and discharged. The Guaranty is binding upon FNB, the holders of new notes and the trustee, and their respective successors and assigns.

     General Provisions Applicable to All Notes

     Optional Redemption by Us

     Under each Indenture, the daily notes and the special daily notes not otherwise designated as a separate series by year each constitute a separate series, and the term notes of each maturity not otherwise designated as a separate series by year also each constitute a separate series of the notes. We have the right, at our option, to redeem, in full or partially, any or all series of new notes at any time. Each series of outstanding notes issued prior to Series 2003 cannot be partially redeemed. Any partial redemption of a series of outstanding notes in accordance with their terms must be made ratably on all outstanding notes of the particular series being partially redeemed, while any partial redemption of new notes of a particular series may be made ratably or by lot or in any other equitable fashion. Interest on the notes will continue to accrue until the date of redemption and no premium will be paid in connection with a redemption. We will give you at least 30 days’ prior written notice by first class mail of each redemption, specifying, among other things, the principal amount of a note to be redeemed and the redemption date. Once we notify you of a redemption, the principal amount of the note specified in such notice, together with accrued and unpaid interest to the redemption date, will become due and payable on the redemption date.

     Subordination

     The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal of and interest on all senior indebtedness. Upon the maturity of any senior indebtedness, payment in full must be made on such senior indebtedness before any payment is made on or in respect of the notes. During the continuance of any default in payment of principal of (or premium, if any) or interest or sinking fund on any senior indebtedness, or any other event of default with respect to senior indebtedness pursuant to which the holders thereof have accelerated the maturity thereof, no direct or indirect payment may be made or agreed to be made by us on or in respect of the notes. Upon any distribution of our assets in any dissolution, winding up, liquidation or reorganization, payment of the principal of and interest on the notes will be subordinated, to the extent and in the manner set forth in each Indenture, to the prior payment in full of all senior indebtedness. The Indentures do not limit our ability to increase the amount of senior indebtedness or to incur any additional indebtedness in the future that may affect our ability to make payments under the notes. Except as described above, our obligation to make payment of principal or interest on the notes will not be affected. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of ours may recover more, ratably, than holders of the notes.

     For purposes of the new notes, “senior indebtedness” means indebtedness of FNB Financial Services, LP or FNB outstanding at any time, other than indebtedness of FNB Financial Services, LP or FNB to each other or to a subsidiary for money borrowed or advanced from the other or from any such subsidiary or indebtedness which by its terms is not superior in right of payment to the notes, provided, however, that for purposes of clarity, the obligations of FNB under the Guaranty with respect to the indebtedness represented by the new notes shall be pari passu with the indebtedness of FNB Financial Services, LP under the existing Indenture. For purposes of the new notes, “indebtedness” means (1) any debt of FNB Financial Services, LP (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities; (2) any debt of others described in the preceding clause (1) which FNB Financial Services, LP has guaranteed or for which it is otherwise liable; and (3) any amendment, renewal, extension or refunding of any such debt.

     Defaults and Remedies

     The term “events of default” when used in either Indenture means any one of the following:

•	our failure to pay interest that continues for 30 days, or failure to pay principal of (or premium, if any, on) any of the notes when due (whether or not prohibited by the subordination provisions);

•	our failure to perform any other covenant or breach of any warranty that continues for 60 days after we receive written notice of such failure or breach;

•	the default under any instrument governing indebtedness of us or any subsidiary for money borrowed or guaranteed that constitutes a failure to pay principal in an aggregate principal amount exceeding $1,000,000 or that has resulted in an aggregate principal amount of at least $1,000,000 becoming or being declared due prior to its stated maturity, and which default is not cured within 30 days after we receive written notice thereof, and

•	certain events of bankruptcy, insolvency or reorganization involving us or certain of our subsidiaries.

     Each Indenture provides that the trustee shall, within 90 days after the occurrence of a default, mail to holders of notes notice of all uncured events of default, excluding grace periods, known to it. Except in the case of default in the payment of principal of or interest on any of the notes, the trustee will be protected in withholding notice of default if it in good faith determines that the withholding of such notice is in the interest of the holders.

     If an event of default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of any series of the notes then outstanding, by notice in writing to us (and to the trustee if given by the holders), may declare the principal of and all accrued interest on all the notes of such series to be due and payable immediately. The holders of a majority in principal amount of such series of notes may rescind such declaration if (1) we have paid or deposited with the trustee a sum sufficient to pay all overdue interest on such series of notes and principal of (and premium, if any, on) any notes which have become due otherwise than by such declaration of acceleration and (2) all existing events of default have been cured or waived.

     Defaults (except, unless cured, a default in payment of principal of or interest on the notes or a default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each holder affected) may be waived by the holders of a majority in principal amount of a series of notes (with respect to such series) upon the conditions provided in the applicable Indenture.

     Each Indenture requires us to file periodic reports with the trustee as to the absence of defaults.

     Our directors, officers, employees and shareholders, as such, will not have any liability for any of our obligations under the notes or the Indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the notes.

     Consolidation, Merger, Conveyance, Transfer or Lease

     We may not consolidate with, merge into, or transfer or lease substantially all of our assets to, any other corporation unless the successor corporation assumes all of our obligations under the Indentures and the notes and certain other conditions are met. Thereafter all of our such obligations will terminate and the successor corporation formed by such consolidation or into which we are merged or to which such transfer or lease is made will succeed to all of our rights, powers and obligations under the Indentures.

     Each Indenture prohibits the issuance, sale, assignment, transfer or other disposition of shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, a subsidiary, or any successors, or mergers or consolidations involving a subsidiary, or sales or transfers of assets substantially as an entirety by any subsidiary. We may, with respect to any subsidiary that is not a principal member bank, (1) dispose of any shares of stock or (2) issue shares of stock or permit a merger, consolidation or sale or lease of assets if the consideration received at least equals the fair value of the shares or assets transferred and either our pro rata interest in the subsidiary is maintained or we own no shares of the subsidiary immediately after the transaction. The Indentures do not prohibit such dispositions if made in compliance with any order of the court or regulatory authority or made as a condition imposed by a court or authority to the acquisition by us of any entity, or if the proceeds are, within 270 days, or such longer period of time as may be necessary to obtain requisite regulatory approvals, to be invested in a subsidiary (including any entity which upon such investment becomes a subsidiary) engaged in a business legally permissible for bank holding companies.

     Service Charges

     FNB Financial Services, LP may require payment of a service charge along with a sum sufficient to cover any tax or governmental charge payable in connection with any transfer of the new notes. We will charge a fee of $20.00 per hour to research prior transactions relating to the notes, and a fee of $0.20 per page for any copies of documents we furnish in response to a holder’s request.

     Modification of the Indentures

     We and the trustee may supplement or amend each Indenture under certain specified circumstances, without the consent of any holder, including to cure any ambiguity, to correct or supplement any other provision thereof, to evidence the succession of a successor to us or the trustee, to add to our covenants for the benefit of the holders or provide additional events of default, to secure the notes, or to add any other provisions with respect to matters or questions arising thereunder which we and the trustee deem necessary or desirable and which do not adversely affect the interests of the holders. Otherwise, our rights and obligations and the rights of the holders may be modified by us and the trustee only with the consent of the holders of a majority in principal amount of each series of notes then outstanding.

     Consumer Finance Subsidiary as Our Selling Agent, Paying Agent and Exchange Agent

     Regency Finance and its wholly-owned subsidiary, Citizens Financial, will act as our selling agent, paying agent and exchange agent. All payments for notes will be made to Regency Finance or Citizens Financial, as our agent, and Regency Finance or Citizens Financial will make all principal and certain interest payments to holders, as our agent.

     Notes Nonnegotiable

     The notes are nonnegotiable and no rights of ownership may be transferred by mere endorsement and delivery of a note to a purchaser. All transfers and assignments of notes may be made only at the offices of Regency Finance or Citizens Financial upon presentation of the note and recordation of such transfer or assignment in our books.

     Orders Subject to Acceptance

     We may reject any order, in whole or in part, for any reason. We anticipate that we would only reject an order if the order was for a large amount of notes relative to our funding requirements. Your order will be irrevocable upon receipt by us. In the event that your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders will be refunded within 48 hours after receipt. Once we accept your order, we will promptly deposit the funds into our account.

     Satisfaction and Discharge of Indentures

     Each Indenture will be discharged and cancelled upon payment of all securities issued under that Indenture, including the notes, or upon deposit with the trustee, within not more than one year prior to the maturity of all the outstanding securities issued under an Indenture, of funds sufficient for such payment or redemption.

     The Trustee

     The trustee under each Indenture is J.P. Morgan Trust Company, National Association. Notices to the trustee should be directed to One Oxford Centre, 301 Grant Street, Suite 1100, Pittsburgh, Pennsylvania 15219.

     The holders of a majority in principal amount of all outstanding series of notes issued under each Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under that Indenture, provided that such direction would not conflict with any rule of law or with the Indenture, would not be prejudicial to the rights of another holder and would not subject the trustee to personal liability. Each Indenture provides that in case an event of default should occur and be known to the trustee (and not be cured), the trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its power. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under either Indenture at the request of any of the holders unless they shall have offered to the trustee security and indemnity satisfactory to it.

USE OF PROCEEDS

     The total principal amount of new notes we expect to issue in this offering is $350 million. We intend to use the proceeds from the sale of new notes as advances to FNB’s consumer finance subsidiary, Regency Finance, to fund its lending and purchasing activities, and for FNB’s general corporate purposes, including mergers and acquisitions. Pursuant to the Agency Agreement, Regency Finance has agreed to pay the expenses of the offering of new notes, including the expenses of the exchange offer, unless otherwise agreed. We will receive no proceeds from the renewal of outstanding notes or from the exchange offer.

PLAN OF DISTRIBUTION

     We offer the notes through bona fide officers and employees of Regency Finance, our consumer finance affiliate, and its wholly-owned subsidiary, Citizens Financial. These officers and employees will not receive any commissions or direct or indirect compensation in connection with the sale of the notes. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer.

     We will market the new notes through the use of newspaper advertisements and signs in the Regency Finance offices and through the provision of copies of this prospectus to customers who inquire about purchasing the new notes. We will not market any of the notes through any mass mailings, telephone calls or other personal solicitation.

THE EXCHANGE OFFER

     Purpose of the Exchange Offer

     The primary purpose of the exchange offer is to minimize the overall long-term expenses associated with the sale of the notes. In particular, as discussed more fully below, to the extent that holders of outstanding notes who reside in Pennsylvania exchange their outstanding notes for corresponding new notes, the amount of the Pennsylvania Corporate Loans Tax currently being paid by FNB will be reduced, resulting in annual savings to FNB.

     FNB as issuer of the outstanding notes is required to withhold the Pennsylvania Corporate Loans Tax from interest payments on debt securities issued by corporations (as defined under Pennsylvania tax law) and held by those subject to such tax, principally individuals and partnerships resident in Pennsylvania and resident trustees of trusts held for a resident beneficiary. The tax, at the current annual rate of four mills on each dollar of nominal value ($4.00 per $1,000), is required to be withheld, at any time when it is applicable, from each interest payment to taxable holders of outstanding notes. However, rather than pass this tax through to its holders of outstanding notes as contemplated by the Pennsylvania tax statute, FNB historically has paid the tax itself. With the formation of a new issuer organized as a Delaware limited partnership, FNB believes, based on an informal opinion of the Pennsylvania Department of Revenue, that the Pennsylvania Corporate Loans Tax will not apply to FNB Financial Services, LP because the tax does not apply to debt issued by a limited partnership rather than a corporation, and that the tax will no longer apply to FNB and the holders of new notes unless and until FNB Financial Services, LP defaults on its obligations under the new notes and resort is made by the holders of new notes or the trustee to FNB’s Guaranty. To the extent that the holders of outstanding notes who reside in Pennsylvania exchange their outstanding notes for corresponding new notes, the amount of the Pennsylvania Corporate Loans Tax currently being paid by FNB will be reduced, resulting in annual savings to FNB.

     The duties of persons with obligations under the new notes will also be aligned more closely with the interests of the holders of new notes as a result of the exchange offer, because FNB Financial Services, LP is organized as a limited partnership under Delaware law. Under the Delaware Revised Uniform Limited Partnership Act, a limited partnership agreement may expand, restrict or generally eliminate duties of partners, to the extent set forth in the agreement. The limited partnership agreement of FNB Financial Services, LP requires the General Partner to comply, and to cause FNB Financial Services, LP to comply, with their respective obligations under the new notes and the new Indenture, and the holders of new notes and the trustee are named as express third party beneficiaries of the limited partnership agreement, subject to the remedial provisions of the new Indenture; provided, however, that in no event shall the General Partner, as opposed to FNB as guarantor, be responsible for the payment of principal and interest on the new notes.

     Terms of the Exchange Offer

     Upon the terms and conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange outstanding notes which are properly tendered on or before the expiration date as permitted below. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on March 1, 2006. However, if we, in our sole discretion, have extended the period of time for which the exchange offer is open, the term “expiration date” means the latest time and date to which we extend the exchange offer. As of June 30, 2005, $169,324,264 aggregate principal amount of the outstanding notes is outstanding, consisting of $100,942,723 of outstanding daily notes and $68,381,541 of outstanding term notes. There are no outstanding special daily notes, so no new special daily notes will be issued in the exchange offer. Directors, executive officers, employees and agents of FNB Financial Services, LP, FNB, the exchange agent or any of their affiliates may purchase the new notes and may participate in the exchange offer on substantially the same bases as other holders.

     Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to the conditions set forth below under “- Conditions to the Exchange Offer.” Our acceptance of the tender of outstanding notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

     Extensions, Delay in Acceptance, Termination or Amendment

     While it is not expected that the exchange offer will extend beyond March 1, 2006, FNB Financial Services, LP expects to continue the exchange offer until either all outstanding notes have been exchanged or redeemed at maturity or otherwise, or until FNB Financial Services, LP concludes that the cost of continuing the exchange offer outweighs the state tax savings anticipated from such continuation.

     We reserve the right to extend the period of time during which the exchange offer is open. Any outstanding notes not accepted for exchange will be promptly returned to the tendering holder. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under “- Conditions to the Exchange Offer.” We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable.

     Procedures for Tendering Outstanding Notes

     To tender outstanding notes in the exchange offer, physical delivery of term notes and daily notes, as well as a properly completed and duly executed copy or manually signed facsimile of the letter of transmittal, and any other documents required by the letter of transmittal, must be received by the exchange agent at its specified address prior to the expiration date. The method of delivery of the letter of transmittal, term notes and daily notes and all other required documents to the exchange agent, is at the election and risk of the holder tendering outstanding notes. If such delivery is made by mail, it is suggested that the holder use properly insured, registered mail with return receipt requested and that sufficient time should be allowed to assure timely delivery. No alternative, conditional or contingent tenders of outstanding notes will be accepted. A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the outstanding notes is received by the exchange agent. The letter of transmittal, outstanding term notes and daily notes and any other required documents should be sent only to the exchange agent, not to FNB Financial Services, LP, FNB or the trustee.

     The signature of the holder on the letter of transmittal must correspond with the name as written on the face of the outstanding term note(s) and/or daily notes tendered, without alteration. If any of the outstanding notes tendered are registered in the name of two or more holders, any such holder may sign the letter of transmittal. If any outstanding notes to be tendered for exchange are registered in a different name from the holder signing the letter of transmittal, it will be necessary to complete, sign and submit as many separate copies of the letter of transmittal and any necessary accompanying documents as there are different names in which such outstanding notes are held. If the letter of transmittal or any outstanding term notes or daily notes are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to FNB Financial Services, LP of their authority so to act must be submitted with the letter of transmittal.

     Although FNB Financial Services, LP believes no transfer taxes will apply to the exchange of outstanding notes pursuant to the exchange offer, it reserves the right to require the tendering holder to pay any transfer tax which may apply for any reason other than the exchange of outstanding notes pursuant to the exchange offer.

     All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of outstanding notes will be determined by FNB Financial Services, LP, in its sole discretion, which determination shall be final and binding. Alternative, conditional or contingent tenders of outstanding notes will not be considered valid. The Company reserves the absolute right to reject any and all tenders of outstanding notes that are not in proper form or the acceptance of which, in FNB Financial Services, LP’s opinion, may be unlawful. The Company also reserves the right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. FNB Financial Services, LP interpretations of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Any defect or irregularity in connection with tenders of outstanding notes must be cured within such time as FNB Financial Services, LP determines, unless waived by FNB Financial Services, LP. Tenders of outstanding notes shall not be deemed to have been made until all defects or irregularities have been waived by FNB Financial Services, LP or cured. A defective tender (which defect is not waived by FNB Financial Services, LP or cured) will not constitute a valid tender of outstanding notes and will not entitle the holder to new notes. None of FNB Financial Services, LP, FNB, the trustee, the exchange agent or any other person will be under any duty to give notice of any defect or irregularity in any tender of any outstanding notes, or incur any liability to holders for failure to give any such notice.

     FNB Financial Services, LP reserves the right, in its sole discretion, to amend or waive, in whole or in part and at any time or from time to time, any of the conditions to the exchange offer.

     Any holder whose outstanding term notes or daily notes have been mutilated, lost, stolen or destroyed should write to or telephone the exchange agent at the address or telephone number set forth below under the heading “- Exchange Agent” and on the front cover of the letter of transmittal. Questions relating to the procedure for tendering outstanding notes and requests for assistance or additional copies of the prospectus, the letter of transmittal or other documents should also be directed to the exchange agent.

     Representations of Holder in Letter of Transmittal

     By executing a letter of transmittal, the holder acknowledges receipt of this prospectus and the letter of transmittal and instructions thereto, which together constitute FNB Financial Services, LP’s offer to exchange the outstanding notes for the corresponding new notes of FNB Financial Services, LP, which have been fully and unconditionally guaranteed by FNB and registered under the Securities Act, upon the terms and subject to the conditions set forth in the exchange offer.

     Upon those terms and subject to those conditions, the holder signing a letter of transmittal thereby tenders to FNB Financial Services, LP the outstanding notes indicated on that letter of transmittal. Subject to, and effective upon, the acceptance for exchange of the outstanding notes tendered, the holder thereby exchanges, assigns and transfers to, or upon the order of, FNB Financial Services, LP, all right, title and interest in and to such outstanding notes. The holder also hereby irrevocably constitutes and appoints the exchange agent as the true and lawful agent and attorney-in-fact of the holder (with full knowledge that the exchange agent also acts as the agent of FNB Financial Services, LP and FNB) with respect to such outstanding notes, with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (i) present such outstanding notes and all evidences of authenticity for transfer of ownership on the books of FNB Financial Services, LP, FNB and the trustee under the Indentures, and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such outstanding notes, all in accordance with the terms of and conditions of the exchange offer as described in this prospectus.

     The holder signing a letter of transmittal also represents and warrants that he, she or it has full power and authority to tender, exchange, assign and transfer the outstanding notes tendered, and to acquire corresponding new notes issuable upon the exchange of such outstanding notes, and that, when the same are accepted for exchange, FNB Financial Services, LP will acquire good and unencumbered title to such outstanding notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The holder also warrants that he, she or it will, upon request, execute and deliver any additional documents deemed by the exchange agent, FNB Financial Services, LP or FNB to be necessary or desirable to complete the exchange, assignment and transfer of the outstanding notes tendered.

     The holder signing a letter of transmittal recognizes that as a result of the conditions under the caption “The Exchange Offer-Conditions to the Exchange Offer” (which may be waived by FNB Financial Services, LP, in whole or in part at any time or from time to time in the sole discretion of FNB Financial Services, LP), FNB Financial Services, LP may not be required to exchange any of the outstanding notes tendered and, in such event, the outstanding notes not exchanged will be promptly returned to the holder at the address shown on the records of FNB Financial Services, LP.

     By signing a letter of transmittal, a holder also represents that he, she or it, understands that tenders of the outstanding notes pursuant to any one of the procedures described under “The Exchange Offer—Procedures for Tendering Outstanding Notes” will constitute a binding agreement between the holder and FNB Financial Services, LP in accordance with the terms and subject to the conditions of the exchange offer. FNB Financial Services, LP shall immediately accept and promptly exchange tendered outstanding notes for corresponding new notes upon a determination by the exchange agent or FNB Financial Services, LP that a tender has been validly made and there are no conditions to the exchange offer which have not been satisfied or waived. By signing a letter of transmittal, the holder requests that new notes be issued in the same name(s) as the outstanding notes tendered hereby. All authority herein conferred or agreed to be conferred by the letter of transmittal and every obligation of the holder under a letter of transmittal shall be binding upon the heirs, legal representatives, successors and assigns, executors, administrators and trustees in bankruptcy of the holder and shall survive the death or incapacity of the holder.

     The holder represents that he, she or it understands that the delivery and surrender of the outstanding notes is not effective, and the risk of loss of the outstanding notes does not pass to the exchange agent, until receipt by the exchange agent of the letter of transmittal, or a manually signed facsimile, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the exchange agent and FNB Financial Services, LP. All questions as to form of all documents and the validity (including time of receipt) and acceptance of tenders of outstanding notes will be determined by FNB Financial Services, LP in its sole discretion, which determinations shall be final and binding.

     Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

     For each outstanding note accepted for exchange, the holder of the outstanding note will receive a corresponding new note having a principal amount equal to that of the tendered outstanding note. The issuance of new notes for outstanding notes will generally be made only after timely receipt by the exchange agent of:

•	the outstanding notes; and

•	a properly completed and duly executed letter of transmittal and all other required documents.

     Unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder of the outstanding notes.

     Conditions to the Exchange Offer

     Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any outstanding notes, and may terminate or amend the exchange offer, if at any time before the acceptance of the outstanding notes for exchange or the exchange of the new notes for the outstanding notes, we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

     In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “- Representations of Holder in Letter of Transmittal.”

     These conditions to the exchange offer are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, or may be waived by us in whole or in part in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right. In addition, we will not accept for exchange any outstanding notes tendered, and no new notes will be issued in exchange for any outstanding notes, if at such time any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the new Indenture under the Trust Indenture Act of 1939.

     Exchange Agent

     We have appointed Regency Finance and Citizens Financial as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the address set forth below. You should direct questions and requests for assistance and requests for additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows:

REGENCY FINANCE COMPANY
and its wholly-owned subsidiary,
CITIZENS FINANCIAL SERVICES, INC.,

BY MAIL, HAND OR OVERNIGHT COURIER
TO THE ADMINISTRATIVE OFFICES OF REGENCY FINANCE COMPANY LOCATED AT:
3320 EAST STATE STREET
HERMITAGE, PENNSYLVANIA 16148
(724) 983-3453
OR ONE OF THE OTHER OFFICES OF THE EXCHANGE AGENT

     IF YOU DELIVER THE LETTER OF TRANSMITTAL AND OUTSTANDING NOTES TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TO ONE OF THE OTHER OFFICES OF THE EXCHANGE AGENT, THEN YOUR DELIVERY WILL NOT CONSTITUTE A VALID TENDER OF THE OUTSTANDING NOTES.

     Fees And Expenses

     The principal solicitation for this exchange offer is being made by mail; however, additional solicitation may be made by telephone, facsimile or in person by bona fide officers and employees of Regency Finance and Citizens Financial. We will not pay any additional compensation to any officers or employees who engage in this solicitation. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent for reasonable out-of-pocket expenses incurred in connection with the exchange offer.

     Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of notes. Tendering holders will also not be required to pay transfer taxes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer.

     The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us. We estimate these expenses to be approximately $315,000.

     Accounting Treatment

     We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize certain expenses of the exchange offer over the term of the new notes under generally accepted accounting principles.

     Consequences of Failing to Exchange Outstanding Notes

     FNB is no longer offering outstanding notes, and reserves the right to redeem outstanding notes which are not exchanged for corresponding new notes. Holders of outstanding daily notes will no longer be permitted to add to the outstanding principal balance of such notes. Any outstanding notes which are not exchanged for corresponding new notes pursuant to the exchange offer will remain outstanding, and may be renewed or redeemed in accordance with their terms. See “Risk Factors – Risks Specific to the Exchange Offer”.

     When an outstanding term note is about to mature, Regency Finance and Citizens Financial generally send the holder of record a letter which informs the holder of his, her or its rights under the terms of such outstanding term note. During the exchange offer, each such letter will also indicate that the holder may exchange his, her or its outstanding term notes prior to maturity for corresponding new term notes and provide other pertinent details regarding differences between the outstanding notes and the new notes and regarding the exchange offer. Because the interest rates on daily notes may change on a monthly basis, during the exchange offer, Regency Finance and Consumer Financial also expect to send to each holder of record of outstanding daily notes, from time to time during the exchange offer, a similar letter.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of material federal income tax consequences to United States holders associated with the exchange of the outstanding notes for corresponding new notes in the exchange offer and the ownership and disposition of the new notes. The discussion is based upon the Internal Revenue Code of 1986, as amended, United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders which are not United States holders or are subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, United States holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. This discussion is limited to investors who hold the new notes as capital assets.

     EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO THE HOLDER AS A RESULT OF THE EXCHANGE OF OUTSTANDING NOTES FOR CORRESPONDING NEW NOTES IN THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY RELEVANT FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTIONS.

     As used herein, “United States holder” means a beneficial owner of the notes who or that is, for federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial trust decisions, or, if the trust has elected to continue to be treated as a United States person.

     We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. We cannot assure you that the IRS will agree with our positions concerning the tax consequences of the exchange, ownership or disposition of the notes or that any such position would be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

     Interest

     Interest on the notes generally will be taxable to a holder as ordinary income as it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

     Exchange Offer

     In general, a “significant modification” of a debt instrument would result in a taxable exchange of property by the holder of the debt. However, the exchange of an outstanding note for a corresponding new note in the exchange offer should not constitute a significant modification of the outstanding note for U.S. Federal income tax purposes, because the terms of the new notes are similar to the terms of the outstanding notes. That the new notes are issued by FNB Financial Services, LP and fully and unconditionally guaranteed by FNB, the obligor on the outstanding notes, should not constitute such a significant modification, since FNB will remain secondarily liable on the new notes as guarantor, and there should be no substantial impairment of the payment obligations on the notes. Therefore, the new note received should be treated as a continuation of the outstanding note in the hands of the holder. As a result, (1) a United States holder should not recognize a taxable gain or loss as a result of exchanging such holder’s outstanding notes; (2) the holding period of the new notes received should include the holding period of the outstanding notes exchanged therefore; and (3) the adjusted tax basis of the new notes received should be the same as the adjusted tax basis of the outstanding notes exchanged therefore immediately before such exchange.

     Taxable Disposition Of The Notes

     A United States holder will generally recognize gain or loss on the exchange (other than for a tax-free transaction such as the exchange offer), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States holder’s adjusted tax basis in the note. A United States holder’s adjusted basis in a note generally will be the United States holder’s cost therefore. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States holder has held the note for more than one year (or such other holding period as may be required to qualify for long-term capital gain treatment under any future amendments to the Internal Revenue Code). Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of capital losses is, in some cases, subject to limitations.

     Backup Withholding

     A United States holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States holder will be subject to this backup withholding tax if such holder is not otherwise exempt and:

•	such holder fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	we are notified the holder has furnished an incorrect TIN;

•	such holder is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	such holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States holder that it is subject to backup withholding.

     United States holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

LEGAL MATTERS

     Charles C. Casalnova, corporate counsel to FNB, has rendered an opinion regarding the validity of the notes covered by this prospectus.

EXPERTS

     The consolidated financial statements of FNB and subsidiaries appearing in FNB’s Annual Report (Form 10-K) for the year ended December 31, 2004, as amended by FNB’s Form 10-K/A filed on July 27, 2005, and FNB management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information of FNB for the three and six-month periods ended March  31, 2005 and March 31, 2004 and June 30, 2005 and June 30, 2004, respectively, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 5, 2005 and August  4, 2005, included in FNB’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

ADDITIONAL INFORMATION

     FNB files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information about the public reference room. Our SEC filings are also available to the public from commercial document retrieval services, at the website maintained by the SEC at www.sec.gov and at our website at www.fnbcorporation.com.

     We have filed registration statements on Form S-3 and Form S-4 to register with the SEC the exchange offer and the offer and sale of the new notes under this prospectus. This prospectus is part of those registration statements. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration statements or the exhibits to the registration statements.

     The SEC allows us to “incorporate by reference” certain information in this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or a prospectus supplement. This prospectus incorporates by reference FNB’s Annual Report on Form 10-K for the year ended December 31, 2004 (including Exhibit 13, FNB’s 2004 Annual Report to Shareholders, which contains FNB’s audited 2004 financial statements), as amended by FNB’s Form 10-K/A filed on July 27, 2005, FNB’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 10, 2005, FNB’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed on August 9, 2005, and FNB’s Form 8-K filed January 11, 2005, January 20, 2005, February 24, 2005, April 12, 2005, April 21, 2005, April 25, 2005 and July 21, 2005.

     We further incorporate by reference all additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities exchange Act between the date of this prospectus and the date the offering of the notes is terminated. These documents contain important information about us.

     Upon request we will provide, without charge, a copy of any or all of the documents incorporated by reference in this prospectus (other than exhibits to the documents, unless the exhibits are specifically incorporated by reference). Your requests for copies should be directed to Shareholder Relations, One FNB Boulevard, Hermitage, Pennsylvania 16148; (800) 555-5455, ext. 4944. These documents are also available at our website at www.fnbcorporation.com.